Vicor Technologies, Inc.
2300 Corporate Boulevard, N.W.
Suite 123
Boca Raton, FL 33431

June 27, 2007

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Station Place, 100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso

Re:

Vicor Technologies, Inc.

Registration Statement No. 333−142948

Dear Mr. Mancuso:

Vicor Technologies, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 10:00 a.m. Eastern Time, on Thursday, June 28, 2007, or as soon thereafter as practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Vicor Technologies, Inc.

/s/ David H. Fater

Name: David H. Fater
Title: President and Chief Executive Officer